UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ No. 06.057.223/0001-71

NIRE: 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), pursuant to Law No. 6.404, of December 15, 1976, as amended, and to Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, of August 23, 2021, hereby informs its shareholders and the market in general that, on October 26, 2020, the financial settlement of the public offering of real estate receivables certificates of the 428th and 429th series of the 1st issuance of True Securitizadora S.A. (“CRI” and “Issuance”, respectively) occurred, pursuant to CVM Instruction No. 400, of December 29, 2003, as amended, and CVM Instruction No. 414, of December 30, 2004, as amended, linked to the 3rd (third) issuance of simple unsecured debentures, not convertible into shares, in two series, of the Company (“Offer”), in the total amount of R$ 1.500.000.000,00 (one billion, five hundred million Brazilian real) (“Debentures”), in accordance with the “Anúncio de Início da Oferta Pública de Distribuição da 428ª e 429ª Séries da 1ª Emissão de Certificados de Recebíveis Imobiliários da True Securitizadora S.A., Lastreados em Créditos Imobiliários Devidos pela Sendas Distribuidora S.A.”, made public on October 25, 2021.

The funds raised through the CRI will be used by the Company for reimbursement of real estate expenses and future investments in expansion, maintenance and construction of real estate projects owned by the Company.

The terms and conditions of the CRI issuance are defined in the “Prospecto Definitivo da Oferta Pública de Distribuição dos Certificados de Recebíveis Imobiliários da 428ª e 429ª Séries da 1ª Emissão da True Securitizadora S.A., Lastreados em Crédito Imobiliário de Debêntures Simples de Colocação Privada Emitidas pela Sendas Distribuidora S.A.” (“Prospectus”), which is available at the websites below.

1

Comissão de Valores Mobiliários

http://www.gov.br/cvm/pt-br (on this website access “Menu” on the left side of the screen, click “Assuntos”, then “Regulados”, choose “Regulados CVM (sobre e dados enviados à CVM)”, then click “Companhias”, choose “Informações de CRI e CRA (Fundos.Net)”, click “Informações de CRI e CRA (Fundos.Net)”, then “Exibir Filtros”, search for “Securitizadora” “True Securitizadora S.A.”, and, after that, at “Nome do Certificado”, type “TRUESEC CRI Emissão: 1 Série(s): 428(+1) Sendas Distribuidora 10/2021 BRAPCSCRIAP8”, at “Período de Entrega Até” type today’s date and click “Filtrar”. After that, choose “visualizar documento” on the right side to access the “Prospecto Definitivo da Oferta Pública de Distribuição dos Certificados de Recebíveis Imobiliários da 428ª e 429ª Séries da 1ª Emissão da True Securitizadora S.A., Lastreados em Crédito Imobiliário de Debêntures Simples de Colocação Privada Emitidas pela Sendas Distribuidora S.A.”).

True Securitizadora S.A.

https://truesecuritizadora.com.br/emissoes/ (on this website click “Selecione a pesquisa” and choose “Por Operação/Série” and in the field “Pesquisar” type “428” ou “429”, however the case may be. Click “VER+” and on checkbox “Documentos da Operação” choose the “Prospecto Definitivo”).

Banco Itaú BBA S.A.

https://www.itau.com.br/itaubba-pt/ofertas-publicas/ (on this website click “Sendas Distribuidora S.A.”, then choose the option “CRI Sendas”, click “Prospecto Definitivo”).

Banco Safra S.A.

https://www.safra.com.br/sobre/banco-de-investimento/ofertas-publicas.htm (on this website click “CRI Sendas”, then “Período de 2021” and choose “Prospecto Definitivo”).

Banco Santander (Brasil) S.A.

https://www.santander.com.br/assessoria-financeira-e-mercado-de-capitais/ofertas-publicas (on this website choose “Ofertas em Andamento” and click “CRI Sendas” and, after that, download the “Prospecto Definitivo”).

2

Banco Bradesco BBI S.A.

https://www.bradescobbi.com.br/Site/Ofertas_Publicas/Default.aspx (on this website, choose “CRI” on the public offering field and, after that, find “CRI Assaí”, and click “Prospecto Definitivo”).

B3 S.A. – Brasil, Bolsa, Balcão

http://www.b3.com.br (on this website access “Produtos e Serviços”, access the option “Negociação” and the item “Renda Fixa Pública e Privada”, after that, on “Títulos Privados” click “Saiba Mais”, and on the next website page, access “CRI” and, on the left side of the website page, on “Sobre o CRI”, choose “Prospectos Segmento B3”, and in the top left side type “True Securitizadora”, then choose “Filtrar”, and, after that, click the link to the “Prospecto Definitivo da 428ª e 429ª Séries da 1ª Emissão da True Securitizadora S.A.”).

This Material Fact is only for informative purpose, as set forth in the prevailing legislation and shall not be interpreted as selling efforts of the CRI.

Sao Paulo, October 26, 2021.

Gabrielle Helú

Investor Relations Officer

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.